EXHIBIT 99.1

News Release

Kamada Reports Second Quarter 2015 Financial Results

Conference call begins today at 8:30 a.m. Eastern time

NESS ZIONA, Israel (July 30, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces financial results for the three and six months ended June 30, 2015.

Financial highlights of the 2015 second quarter included:
•	Total revenues of $19.2 million compared with $15.8 million for the second quarter of 2014;
•	Gross profit of $3.6 million compared with a gross loss of $0.10 million in the year-ago second quarter; and
•	Adjusted net loss of $1.8 million compared with an adjusted net loss of $7.4 in the year-ago second quarter.

Other highlights of the 2015 second quarter and recent weeks included:
•	Reported updated data from European Phase 2/3 clinical study of inhaled alpha-1 antitrypsin (AAT) to treat AAT deficiency (AATD);
•	Announced collaboration with Baxalta for a Phase 2 clinical trial with AAT for prevention of lung transplant rejection; and
•	Announced publication of positive data from Phase 1/2 clinical study of intravenous AAT in Pediatric Diabetes.

Management Commentary

“The first half of 2015 was marked by significant progress as we continued to build our core protein plasma business and advanced our clinical development programs. In April we completed the validation of the filling process that delayed certain Proprietary Product revenue during the first quarter of 2015 and realized that revenue during this second quarter.  As a result, we are in a good position to achieve our revenue targets for 2015.  We are also confident in our ability to meet our 2017 revenue goal of $100 million, which includes approximately 75% growth in the Proprietary Products Segment. Increases in the number of patients treated by our intravenous (IV) AAT, Glassia®, are on track for 2015 and to meet our target to double the number of patients treated by the product world wide by 2018,” stated Amir London, Chief Executive Officer of Kamada.

“We continue to strengthen and expand our relationship with Baxalta, our U.S. strategic partner for Glassia, as evidenced by the growing number of AATD patients treated by Glassia in the U.S. and our recent agreement to partner on the clinical development of the product as a potential preventative treatment for lung transplant rejection. In addition, a U.S. Phase 1/2 clinical trial investigating our IV AAT for the treatment of Graft vs Host Disease (GvHD) is underway at the Fred Hutchinson Cancer Research Center in Seattle in cooperation with Baxalta.  We look forward to building on this collaborative partnership in order to drive revenue growth and bring our immune-modulating plasma-based protein therapies to patients in need.

“Kamada continues to be an innovative leader advancing the commercial and clinical applications of our immumodulatory plasma-based protein therapeutics.  In addition to developing the first and only ready-to-infuse IV AAT (Glassia) and inhaled AAT for the treatment of AATD, we are leveraging the immunomodulatory mechanism of action of AAT to address unmet medical needs in a number of rare diseases and severe conditions, such as Type 1 diabetes, Graft vs. Host Disease (GvHD), and prevention of lung transplant rejection.  We continue to make progress with our plans to submit a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for our inhaled AAT to treat AATD and we plan to submit the MAA by the end of the year.

“The results from the Phase 2/3 clinical trials for Rabies IgG conducted by our partner, Kedrion, will be released in the fourth quarter of 2015 due to a delay in finalizing the closing activities of the study.  As a result, the BLA is now planned to be submitted in the first half of 2016.

“I am very pleased to take over the helm at Kamada during such an exciting time of growth and expansion.  Our strong and growing base business, comprised of Glassia for the treatment of AATD and specialized immunoglobulins, coupled with our rich clinical pipeline of innovative treatments for orphan indications strengthen our leadership position in the plasma-derived protein therapeutics market.   We have a dynamic leadership team of skilled and talented professionals.  Together, we look forward to achieving a number of important value-creating milestones throughout the balance of 2015 as we advance our innovative AAT franchise in a number of important clinical areas,” concluded Mr. London.

Second Quarter Financial Results
Total revenues for the second quarter of 2015 of $19.2 million compared with $15.8 million for the second quarter of 2014.  Revenue from the Proprietary Products Segment was $12.7 million compared with $8.7 million in the year-ago quarter, largely as a result of delayed revenue from the first quarter of 2015 being realized in the second quarter 2015. Revenue from the Distributed Product Segment was $6.5 million for the second quarter of 2015 compared with $7.1 million in the same quarter of 2014.

Gross profit for the second quarter of 2015 was $3.6 million compared with a gross loss of $0.10 million for the second quarter of 2014, which was impacted by a one-time $3.0 million inventory write off.  Gross margin increased to 19% from 0% in the second quarter of 2014.

Research and development expenses in the second quarter of 2015 were $3.4 million, down from $5.1 million in the second quarter of 2014 as the company continued to support various clinical studies.

Selling, general and administrative expenses in the second quarter of 2015 of $2.7 million decreased modestly from $2.8 million in the second quarter of 2014.

For the second quarter of 2015, the Company reported an operating loss of $2.5 million compared with an operating loss of $7.9 million for the second quarter of 2014.  The Company recorded a net loss for the second quarter of 2015 of $2.3 million or $0.06 per share, compared with a net loss of $8.4 million or $0.23 per share for the same period in 2014.  The adjusted net loss for the second quarter of 2015 was $1.8 million compared with an adjusted net loss of $7.4 million for the same period in 2014.

Adjusted EBITDA for the second quarter of 2015 was a loss of $1.1 million compared with a loss of $6.2 million for the second quarter of 2014.

Six Month Financial Results
Total revenue for the first half of 2015 of $28.2 million compared with $29.0 million for the first half of 2014.  Revenue in the Proprietary Products Segment was $15.9 million, compared with $16.1 million for the same period in 2014.  Revenue in the Distribution Segment decreased 4% to $12.3 million from $12.8 million in the first half of 2014.

Gross profit for the first half of 2015 was $4.0 million compared with $3.2 million in the first half of 2014, with gross margin moving to 14% from 11% in the comparable prior-year period.

Operating loss for the first six months of 2015 of $8.2 million compared with operating loss of $10.6 million for the first six months of 2014.  Net loss for the first half of 2015 was $7.6 million or $0.21 per share, compared with a net loss of $11.5 million or $0.32 per share for the same period in 2014.

Adjusted EBITDA for the first six months of 2015 was negative $5.6 million, compared with negative $7.2 million for the same period last year.

Balance Sheet Highlights
As of June 30, 2015, Kamada had cash, cash equivalents and short-term investments of $44.3 million, compared with $49.7 million as of March 31, 2015. During the second quarter of 2015, the Company used $5.7 million in cash to fund operations and $0.8 million for capital expenditures.

2015 Revenue Guidance
For the year ending December 31, 2015, Kamada expects total revenue to be between $70 million and $73 million, with revenue from its Distributed Product Segment projected to be between $26 million and $28 million and revenue from its Proprietary Products Segment projected to be between $45 million and $47 million.  The Company notes that revenue projections for 2015 take into account an expected negative foreign exchange impact of approximately $2.0 million in relation to product sales in Israel and Russia, and presume that U.S. revenue from the agreement with Baxalta remains on track.

Conference Call
Kamada management will host an investment community conference call today at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 888-803-5993 (from within the U.S.), 706-634-5454 (from outside the U.S.) or 1-809-315-362 (toll-free from Israel) and entering the conference identification number: 86271389. The call will also be webcast live on the internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible beginning two hours after its completion through August 5, 2015 by dialing 855-859-2056 (from within the U.S.) or 404-537-3406 (from outside the U.S.) and entering the conference identification number: 86271389. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce alpha-1 antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com

-Financial Statements to Follow-

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$6,807	$25,083	$14,546
Short-term investments	37,511	42,603	37,350
Trade receivables, net	15,584	15,215	17,514
Other accounts receivables	4,408	2,299	2,359
Inventories	24,785	23,871	25,423

	89,095	109,071	97,192

Non-Current Assets
Property, plant and equipment, net	21,562	21,668	21,769
Other long-term assets	103	160	179

	21,665	21,828	21,948

	110,760	130,899	119,140
Current Liabilities
Short term credit and Current maturities of convertible debentures	7,924	8,798	7,492
Trade payables	14,808	15,942	16,530
Other accounts payables	3,385	4,510	4,045
Deferred revenues	1,792	5,264	2,919

	27,909	34,514	30,986

Non-Current Liabilities
Convertible debentures		8,039	-
Employee benefit liabilities, net	693	834	722
Deferred revenues	6,895	6,867	7,015

	7,588	15,740	7,737
Equity
Share capital	9,312	9,203	9,208
Share premium	160,927	157,212	158,417
Conversion option in convertible debentures	1,147	2,217	1,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	134	54	(116)
Capital reserve from available for sale financial assets	49	93	10
Capital reserve from share-based payments	8,362	7,217	8,783
Capital reserve from employee benefits	(81)	(129)	(81)
Accumulated deficit	(101,097)	(91,732)	(93,461)

	75,263	80,645	80,417

	$110,760	$130,899	$119,140

Consolidated Statements of Comprehensive Income (loss)

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar (Except for per-share income (loss) data)

Revenues from proprietary products	$15,881	$16,142	$12,708	$8,721	$44,389
Revenues from distribution	12,295	12,842	6,538	7,076	26,676

Total revenues	28,176	28,984	19,246	15,797	71,065

Cost of revenues from proprietary products	12,930	14,706	9,635	9,703	32,617
Cost of revenues from distribution	11,214	11,082	5,971	6,160	23,406

Total cost of revenues	24,144	25,788	15,606	15,863	56,023

Gross profit (loss)	4,032	3,196	3,640	(66)	15,042

Research and development expenses	7,058	8,433	3,415	5,068	16,030
Selling and marketing expenses	1,743	1,366	944	719	2,898
General and administrative expenses	3,437	3,994	1,737	2,037	7,593

Operating loss	(8,206)	(10,597)	(2,456)	(7,890)	(11,479)

Financial income	300	421	118	179	1,611
Income in respect of currency exchange and translation differences and derivatives instruments, net	761	136	248	97	-
Financial expense	(491)	(1,410)	(252)	(737)	(3,293)
Income (loss) before taxes on income	(7,636)	(11,450)	(2,342)	(8,351)	(13,161)
Taxes on income	-	34	-	11	52
Net Income (loss)	(7,636)	(11,484)	(2,342)	(8,362)	(13,213)
Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	39	120	(79)	81	37
Net gain (loss) on cash flow hedge	250	(102)	399	(33)	(272)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans		-		-	48
Total comprehensive loss	$(7,347)	$(11,466)	$(2,022)	$(8,314)	$(13,400)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.21)	$(0.32)	$(0.06)	$(0.23)	$(0.37)

Diluted loss per share	$(0.21)	$(0.32)	$(0.06)	$(0.23)	$(0.37)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Operating Activities

Net loss	$(7,636)	$(11,484)	$(2,342)	$(8,362)	$(13,213)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,572	1,315	801	652	2,788
Finance expenses (income), net	(570)	853	(123)	461	1,682
Cost of share-based payment	1,029	2,095	524	1,009	3,751
Loss from sale of fixed assets	-	-	-	-	52
Taxes on income	-	34	-	11	(2)
Change in employee benefit liabilities, net	(29)	7	(46)	33	(57)

	2,002	4,304	1,156	2,166	8,214
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,211	2,764	(6,207)	(2,472)	(869)
Decrease (increase) in other accounts receivables	(502)	530	327	770	(50)
Decrease (increase) in inventories and long-term inventories	638	(1,938)	2,650	4,743	(3,490)
Decrease (increase) in deferred expenses	(1,400)	814	(1,471)	255	1,209
Increase (decrease) in trade payables	(1,461)	1,898	1,111	(342)	3,261
Increase (decrease) in other accounts payables	(584)	196	75	759	(344)
Decrease in deferred revenues	(1,247)	(1,829)	(1,070)	(983)	(4,026)

	(2,345)	2,435	(4,585)	2,730	(4,309)

Cash paid and received during the period for:
Interest paid	(243)	(602)	(122)	(301)	(1,210)
Interest received	594	132	244	38	758
Taxes paid	(47)	(64)	(18)	(4)	(158)

	304	(534)	104	(267)	(610)

Net cash used in operating activities	$(7,675)	$(5,279)	$(5,667)	$(3,733)	$(9,918)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Short-term investments	$25	$(26,784)	$400	$(3,352)	$(23,746)
Purchase of property and equipment	(1,332)	(1,535)	(823)	(919)	(3,076)
Proceeds from sale of property and equipment	-	-	-	-	3

Net cash used in investing activities	(1,307)	(28,319)	(1,223)	(4,271)	(26,819)

Cash Flows from Financing Activities
Exercise of options into shares	1,165	39	1,165	39	88
Repayment of convertible debentures	-	-	-	-	(7,728)

Net cash provided by (used in) financing activities	1,165	39	1,165	39	(7,640)

Exchange differences on balances of cash and cash equivalent	78	(468)	(479)	(266)	(187)

Decrease in cash and cash equivalents	(7,739)	(34,024)	(6,204)	(8,231)	(44,564)

Cash and cash equivalents at the beginning of the period	14,546	59,110	13,011	33,314	59,110

Cash and cash equivalents at the end of the period	$6,807	$25,083	$6,807	$25,083	$14,546

Significant non-cash transactions
Exercise of convertible debentures into shares	$-	$7	$-	$-	$-

Adjusted EBITDA

	Six months period Ended June 30,		Three months period Ended June 30,		For the year Ended December 31,
	2015	2014	2015	2014	2014
	Thousands of US dollar

Net loss	$(7,636)	$(11,484)	$(2,342)	$(8,362)	$(13,213)

Income tax expense	-	34	-	11	52

Financial expense (income), net	(570)	853	(114)	461	1,682

Depreciation and amortization expense	1,572	1,315	801	652	2,788

Share-based compensation charges	1,029	2,095	524	1,009	3,751

Adjusted EBITDA	$(5,605)	$(7,187)	(1,131)	$(6,229)	$(4,940)

Adjusted net income

	Six months period Ended June 30,		Three months period Ended June 30,		For the year Ended December 31,
	2015	2014	2015	2014	2014
	Thousands of US dollar

Net loss	$(7,636)	$(11,484)	$(2,342)	$(8,362)	$(13,213)

Share-based compensation charges	1,029	2,095	524	1,009	3,751

Adjusted Net loss	$(6,607)	$(9,389)	$(1,818)	$(7,353)	$(9,462)